UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of March 2012

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

PRESS RELEASE Paris, March 1, 2012

2011 ANNUAL RESULTS

Deployment of the strategic plan, the relevance of which was reaffirmed by the
Board of Directors on February 29, 2012

Net financial debt reduction of €488 million

Entered into exclusive negotiations with an investor regarding Veolia Transdev

2012-2013 objectives confirmed

Key 2011 annual figures

·	Revenue: €29.6 billion	·	Divestments: €1,544 million
·	Adjusted operating income: €1.7 billion	·	Positive Free Cash Flow: +€438 million
·	Adjusted net income : €290 million	·	Net financial debt: €14.7 billion
·	Non-current asset impairments and special items: -€780 million	·	Proposed dividend: €0.70 per share
·	Net income: -€490 million

Antoine Frérot, Chairman and Chief Executive Officer of Veolia Environnement indicated:
“For Veolia Environnement, 2011 was a year of transition, given the economic and financial crisis and the evolution of the company’s historical markets. Despite these challenges, Veolia achieved 3.1% revenue growth and generated a 7% increase in free cash flow. The transformation plan that I presented last year to the Board of Directors, and that was validated by the Board, allows me to engage the company in a strategy of profitable growth. This strategy takes into account ambitious objectives in terms of asset divestments, evolution of business models, cost reductions, and also debt reduction in two years to a level below €12 billion, with a net debt leverage ratio of 3.0x1. Combined with my desire to refocus the company and change the organization to make the company more efficient and reactive, this strategy will improve profitability and returns, and allow Veolia to continue to offer clients high value-added services for the environment. Beginning in 2014our objective for the new, stronger Veolia is to achieve mid-cycle economy average annual revenue growth of more than 3% and average annual adjusted operating cash flow growth of more than 5%”.

Highlights:

•	Following the strategic review carried out in 2010 and 2011, the launch of restructuring, redeployment of activities and valuation adjustment of certain assets on the balance sheet

•
Decision to refocus on three divisions: Water, Environmental Services and Energy Services:  Entered into exclusive negotiations with an investor in concert with la Caisse des Dépôts with a view to a progressive withdrawal from Transportation.

•	Launch Convergence Plan:
o	Organizational transformation of the company
o	Evolution of business models
o	Cost reduction plan of €450M between now and 2015
o	Divestment program of €5 billion in 2012-2013
o	Objective to reduce net financial debt to less than €12 billion, excluding currency effects by the end of 2013

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1 ±5%

Activity

In 2011 and the beginning of 2012, Veolia Environnement experienced good success in commercial development. In Water, the company enhanced its service offering as evidenced by new contracts in Canada (Winnipeg) and Japan, while supporting historical positions in construction and operations in Az Zour, Kuwait, in Achères in Ile de France and in Montauban. In Environmental Services, the company won the new integrated contract (PFI) in the United Kingdom in Hertfordshire country and has been chosen as preferred bidder by the city of Leeds. Environmental Services also won the pneumatic collection contract in Romainville in Ile de France and achieved new success in the company’s historic markets with the Haringey contract in London. In Energy Services, the company won the operations and maintenance contract with the Montreal University Hospital in Canada and the privatization of the Warsaw district heating network in Poland.

Veolia Environnement’s 2011 consolidated revenue increased 2.0% at constant consolidated scope and exchange rates (+3.1% at current scope and rates) to €29,647 million versus re-presented €28,764 million for the year ending December 31, 2010.

Adjusted operating cash flow declined 4.9% to €3,152 million compared to 2010. Adjusted operating income declined 11.1% at constant exchange rates compared to previously published 2010 figures, excluding Veolia Transdev, to €1,700 million, including €202 million in charges associated with impairments and localized operational downturns in certain businesses. In Italy, the company has started the voluntary liquidation process related to the waste-to-energy operations in the Calabria region and is restructuring operations in the Energy Services division.  The company also experienced lower asset utilization in the Marine Services business in North America and contractual difficulties in North Africa. Operating income amounted to €1,017 million, compared to re-presented €1,982 million in 2010 due to the negative impact of €818 million in asset impairment charges, principally related to activities in Italy, the United States and Morocco.

Net income from discontinued operations was -€3 million, reflecting the capital gain of €430 million realized at the time of the combination of Veolia Transport and Transdev on March 3, 2011, and an impairment charge relating to Veolia Transdev as of December 31, 2011 for the amount of -€440 million which resulted from the deterioration of operational performance and market conditions observed since the combination.

Net income attributable to holders of the Company was -€490 million. Adjusted net income attributable to holders of the Company amounted to €290 million versus re-presented €474 million for the year ended December 31, 2010.

The company achieved positive free cash flow of €438 million, which contributed to net financial debt at December 31, 2011 of €14,730 million, versus €15,218 million at December 31, 2010.  Finally, divestments completed in 2011 amounted to €1,544 million, contributing to €4,076 million in divestments during the past three years, and significantly exceeding the company’s original asset divestment objective of €3.0 billion between 2009 and 2011.

Confirmation of 2012-2013 Objectives

Driven by the initial impacts of the plan to refocus and restructure the company’s asset portfolio and the impact of cost reduction plans, the company is prioritizing improved cash generation and net financial debt reduction for the next two years:

For the period 2012-2013, Veolia Environnement has an objective to divest €5 billion in assets and reduce net financial debt below €12 billion by the end of 2013.  In addition, for 2013, on the basis of the new Veolia perimeter, Veolia Environnement targets €220 million in gross cost reductions and €120 million in net cost reductions (after implementation costs).  Finally, the company will propose a dividend of €0.70 to be paid in 2012 and 2013 in respect of each of the fiscal years 2011 and 2012.

After 2013, and assuming a mid-cycle economic environment, the Company targets annual organic revenue growth of more than 3%, annual adjusted operating cash flow growth of more than 5%, attainment of a net financial debt leverage ratio of 3.0x2, and a return to a dividend payout ratio in line with the Company’s historic average.

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2 ±5%

Concerning the asset divestment program, the process of selling the solid waste activities in the United States and the regulated water activities in the United Kingdom have been initiated, and the company has entered into exclusive negotiations with an investor to for a progressive withdrawal in the company’s ownership stake in Veolia Transdev.

Management will propose to the Board of Directors and at the Annual General Shareholders Meeting a dividend payment of €0.70 per share payable in 2012 in respect of the 2011 fiscal year.

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the uncertainty related to the implementation of the company’s new strategy, including the completion of the program of divestments and the effective reduction of costs; the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate, modify or renew under less favorable conditions some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risks related to customary provisions of divesture transactions, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

The review of results by auditors is still in progress.

REVENUE AND COMMERCIAL DEVELOPMENT ACTIVITY (3)

Revenue (€ million)
Year ended December 31, 2011	Year ended December 31, 2010 re-presented	% Change 2011/2010	Of which internal growth	Of which external growth	Of which currency impact
29,647.3	28,764.2	3.1%	2.0%	1.2%	-0.1%

Activity levels were affected in 2011 by:
-	the consequences of contractual erosion in the Water division in France;
-	the slowdown in industrial production growth over the year;
-	recycled raw material prices, which remained high up to the end of the year;
-	a context of high energy prices throughout 2011;
-	unfavorable weather conditions in the Energy Services division (primarily the first and fourth quarters) and in the Water division in July and August 2011.

Veolia Environnement consolidated revenue was €29,647.3 million, an increase of 3.1% compared to re-presented revenue of €28,764.2 million for the year ended December 31, 2010.

The impact of changes in consolidation scope on 2011 revenue includes €358.7 million in respect of targeted acquisitions and divestitures performed in 2010 and 2011, including €239.1 million in the Water division (primarily the impact of the acquisition of certain assets from United Utilities), -€39.3 million in the Environmental Services division and €158.9 million in the Energy Services division (related to the acquisition of certain activities in the Czech Republic from NWR Group in 2010 and the acquisition of the Warsaw district heating network in October 2011).

At constant consolidation scope and exchange rates, 2011 revenue increased 2.0% compared to re-presented 2010 revenue. This increase was mainly due to:
•
the increase in the price of recycled raw materials in the Environmental Services division of €174 million (primarily in France and Germany) and the improvement in activity levels, particularly for the treatment of hazardous waste, with with a slower growth in the second half of 2011;

•
growth in Water division revenue, mainly related to the good contribution of operating activities in Europe (primarily Germany and Central and Eastern Europe) and in Asia, despite the negative impact of contractual erosion in France and unfavorable summer weather conditions;

•
the increase in energy prices (impact of €265 million compared to 2010), offset by a context of unfavorable weather conditions, particularly in the last quarter in the Energy Services division, and a downturn in Works activities and the cessation of new installations in the photovoltaic sector in Southern Europe.

Fourth quarter revenue declined 1.2% compared to the fourth quarter of 2010. Organic growth (at constant consolidation scope and exchange rates) fell in the fourth quarter of 2011 to -2.1% due to a strong comparison base in the Water division related to substantial contributions from construction contracts in the fourth quarter of 2010, the slowdown in industrial production, a less favorable base effect in the Environmental Services division (price of recycled raw materials), and less favorable weather conditions in the Energy Services division.

___________________________________________________
3 To ensure the comparability of periods, the 2010 financial statements have been re-presented to include:
-
the impact of the reclassification into “net income from discontinued operations” of the Transportation division as a whole, Habitat Services (“Proxiserve”) activities in the Water and Energy Services divisions, and Citelum activities in the Energy Services division

-
the impact of the reclassification into ‘continuing operations of the activities in Gabon in the Water division and the “Pinellas” incineration activities within the Montenay International entities in the United States in the Environmental Services division.

-
The impact of the fraud discovered during the second quarter of 2011 in the Marine Services business in the United States (a unit of the Environmental Services Division). The impact in 2010 was not material, but the adjustment was made in application of IAS8 “Accounting Policies, Changes in Accounting Estimates and Errors”.

The share of revenue generated outside France in 2011 was €18,187.9 million, or 61.3% of total revenue compared to re-presented 60.6% in 2010.

The €46.7 million negative foreign exchange impact primarily reflects the appreciation compared to the euro of the Australian dollar in the amount of €65.9 million, the Swiss franc in the amount of €29.0 million and Eastern European currencies (Czech Republic and Poland) in the amount of €18.5 million, offset by the depreciation of the U.S. dollar in the amount of -€111.7 million and the pound sterling in the amount of -€26.0 million.

Throughout the year, Veolia Environnement continued its development and achieved a number of commercial successes related to enhanced and refined offerings:

•
the Haringey Council in London awarded the Environmental Services division a 14-year contract for street urban cleaning, recycling and waste collection services, representing estimated cumulative revenue of £235 million (roughly €282 million);

•	Dalkia was awarded a 34-year contract for the operation and maintenance of the Montreal University Hospital, representing estimated cumulative revenue of CAD1.6 billion (approximately €1.2 billion);
•
Veolia Environmental Services was awarded a 25-year residual waste treatment PFI (Private Finance Initiative) contract by the Hertfordshire County Council in the United Kingdom for the treatment of up to 350,000 tons of annual residual waste, representing estimated cumulative revenue of £1.3 billion (approximately €1.6 billion);

•	Veolia Water was awarded an approximate €79 million 5-year contract to design, build and operate a seawater desalination unit at the Az Zour South plant in Kuwait;
•	Veolia Water signed a contract related to wastewater treatment in Winnipeg, Canada in partnership with the city;
•
Veolia Water signed a contract to design, build and operate for 12 years a mine wastewater treatment plant in West Virginia (United States) and a treatment plant for wastewater produced by a petroleum field in California, and its operation for 10 years. These two contracts represent estimated cumulative revenue for operations of approximately €88 million.

•	Veolia Environmental Services was designated as a preferred bidder for the 25-year PFI contract for treatment and disposal of waste for the city of Leeds in the United Kingdom.

In 2011, the Company continued its asset optimization strategy through a number of divestitures and partnerships.

Operation Veolia Transport Transdev

On May 4, 2010, the Caisse des dépôts et consignations and Veolia Environnement concluded a combination agreement with the view of creating a 50/50 joint venture combining Transdev and Veolia Transport.
On March 3, 2011, the combination of Veolia Transport and Transdev was completed. From this date and pursuant to the application of IAS/IFRS accounting rules, Veolia Environnement lost exclusive control of Veolia Transport in exchange for a 50% investment in the Veolia Transdev joint venture, which was proportionately consolidated.
On December 6, 2011, during the Investor Day presentation, the Company announced the progressive withdrawal from Transportation activities.
The communication of these decisions as well as the progress with the withdrawal process as of December 31, 2011, led the Company to classify its ownership in Veolia Transdev as a group of assets and liabilities held for sale.

Impact on the main Income Statement items
•	The net income and expenses of Veolia Transport were recorded in a separate income statement line, “Net income from discontinued operations”.
•	The recognition of a gain on disposal of €429.8 million following the loss of control of Veolia Transport on March 3, 2011
•	The recognition of an impairment charge of €440 million as of December 31, 2011.

Impact on Company debt and cash and cash equivalents

The Veolia Transdev combination reduced the Company’s net financial debt by €550 million in the first quarter of 2011, primarily due to the refinancing of the new entity by both Veolia Environnement and the Caisse des dépôts et consignations. As of December 31, 2011, external financing and net cash and cash equivalents were reclassified in assets and liabilities held for sale in the amount of €205 million.

Overall, industrial and financial divestitures totaled €1,544 million in the year-ended December 31, 2011, including the impact of the Veolia Transdev combination for €550 million.
•	On February 14, 2011, the Company signed an agreement for the sale of its sorting-recycling activities in Norway. The divestiture was completed on March 25, 2011.
•	In May and August 2011, the majority of activities of the Energy Services division in Germany were sold for an enterprise value of €29 million (Group share).
•	On May 5, 2011, the Company sold its transportation activities in Norway for an enterprise value of €36 million (Group share).
•	On May 23, 2011, the Company sold 5% of Dalkia Ceska Republica to J&T Group for an enterprise value of €32 million.
•	On June 29, 2011, the EBRD and IFC acquired a 5% interest each in the Baltic-Russian activities of the Energy Services division in the amount of €38 million.
•	On July 1, 2011, the Company sold its United Kingdom activities previously owned by Veolia Transport.
•	On August 10, 2011, the Company sold its Belgian solid waste activities in the Environmental Services division.
•	On December 16, 2011, the Company sold its household assistance services business (“Veolia Habitat Services” or Proxiserve) for an enterprise value of €118 million.
•	On December 20, 2011, the Company sold its Estonian cogeneration activities in the Energy Services division for an enterprise value of €69 million (Group share).
•
On December 22, 2011, the Company sold its remaining 15% stake in Dalkia Usti nad Labem to CEZ Group for an enterprise value of €26 million (Group share). Accordingly, in fiscal years 2010 and 2011, cumulative divestitures of Dalkia Usti nad Labem activities, comprising a cogeneration (heat and electricity) plant and the primary district heating system for the city of Usti nad Labem, represented a total enterprise value of €171 million (Group share).

The divestments of Norwegian recycling activities in the Environmental Services division, German activities in the Energy Services division, United Kingdom and Norwegian activities in the Transportation division and Proxiserve household assistance services are presented in discontinued operations.

At the same time, during 2011, the company proceeded with targeted acquisitions for a total amount of €466 million, including notably the privatization of the Warsaw district attributed to Dalkia Polska. The deal was closed on October 11, 2011 for an enterprise value of €227 million (Group share).

OPERATIONAL PERFORMANCE

Adjusted operating cash flow declined 4.9% (-4.7% at constant exchange rates) to €3,152.3 million for the year ended December 31, 2011, compared to re-presented €3,314.6 million for the year ended December 31, 2010. The adjusted operating cash flow margin fell 0.9 points from re-presented 11.5% in 2010 to 10.6% in 2011.
Adjusted operating cash flow for the year ended December 31, 2011 declined 5.2% (-5.0% at constant exchange rates) compared to previously published figures for the year ended December 2010 excluding Veolia Transport.
The decline in adjusted operating cash flow in 2011 was impacted by:
•	the downturn in activities in Southern Europe, particularly in Italy, and in the Marine Services operations in the Gulf of Mexico;
•
restructuring measures and contract terminations tied to the acceleration of the Company restructuring and asset optimization strategy and the downturn in the environment in Southern Europe and North Africa;

•	a fall in operational performance in the Water division, primarily related to contractual erosion in France and increased asset maintenance costs in the first quarter of 2011 in the United Kingdom;
•	and expenses relating to the implementation of cost reduction plans of €90 million.
Conversely, adjusted operating cash flow benefited from:
•	the favorable impact of the increase in recycled raw materials prices and activity levels and favorable volume effects in the Environmental Services division;
•	the positive impact of energy prices, offset by weather conditions that were overall less favorable in 2011 than in 2010, in the Energy Services division; and
•	activity growth in the Water division in Central and Eastern Europe and Asia.
The effects of the Company Efficiency Plan contributed €259 million to growth in adjusted operating cash flow.

Operating income declined 48.7% to €1,017.2 million for the year ended December 31, 2011, compared to re-presented operating income of €1,982.1 million for the year ended December 31, 2010.
In addition to the change in adjusted operating cash flow described above, the change in operating income reflects:
•	impairment losses on goodwill and non-current assets of €782.7 million, primarily on Company activities in Italy, Morocco and the United States (TNAI sub-group);
•
the effect of changes in discount rates applied to site remediation provisions for -€7 million for the year ended December 31, 2011, compared to +€26 million for the year ended December 31, 2010 in the Environmental Services division;

•
capital gains on industrial and financial asset divestitures of €85.3 million in the year ended December 31, 2011 compared to re-presented €206.8 million in the year ended December 31, 2010 (including a capital gain of €89.0 million on the divestiture of Usti Nad Labem in the Energy Services division in 2010).

The following table breaks down the main asset and goodwill impairment charges as well as reorganization costs (notably in Southern Europe) for 2011, indicating those non-current assets impairments that are included in adjusted operating income and those that are excluded (all goodwill impairment is excluded from adjusted operating income):

	Impairment of assets and goodwill and reorganization costs
(€ million)		Non-current assets			Other (*)
	Goodwill	Included in Adjusted operating income	Other non-current asset impairments (adjustments)	Total	Included in Adjusted operating income	Other (adjustments)	Total
Water	(60.6)	(33.0)	(50.6)	(144.2)			(144.2)
of which Italy	(22.9)	-	(52.6)	(75.5)			(75.5)
Environmental Services	(78.1)	(79.9)	(50.0)	(208.0)	(6.6)	(20.6)	(235.2)
of which Italy	(78.1)	(41.5)	(50.0)	(169.6)	(6.6)	(20.6)	(196.8)
Energy Services	(366.1)	(15.4)	(49.0)	(430.5)		(8.3)	(438.8)
of which Italy	(193.8)		(49.0)	(242.8)		(4.9)	(247.7)
Transportation
Holding companies
Total	(504.8)	(128.3)	(149.6)	(782.7)	(6.6)	(28.9)	(818.2)
(*): The other items mentioned above include essentially reorganization costs (notably in Southern Europe) and current asset impairment charges.

Net charges for operating depreciation and amortization totaled €1,549.5 million for the year ended December 31, 2011 compared to re-presented €1,475.2 million for the year ended December 31, 2010; this increase includes the effect of changes in consolidation scope following the acquisition of certain United Utilities assets in the Water division and the acquisition of the Warsaw district heating network in the Energy Services division.

Selling, general and administrative expenses (SG&A) for the year ended December 31, 2011 totaled €3,771.1 million compared to re-presented €3,714.3 million for the year ended December 31, 2010. The ratio of SG&A costs to revenue was therefore 12.7% in 2011, compared to re-presented 12.9% in 2010.
The 1.5% increase in these costs was primarily due to expenses associated with implementing cost reduction plans in 2011.

Adjusted operating income declined 10.1% (-10.3% at constant exchange rates) to €1,700.5 million for the year ended December 31, 2011, compared to re-presented €1,891.4 million for the year ended December 31, 2010.
Adjusted operating income declined 11.1% at constant exchange rates compared to previously published figures for the year ended December 31, 2010 excluding Veolia Transport.

In addition to the negative impact on adjusted operating cash flow of the downturn in operations and asset impairments, notably in North Africa, in Southern Europe and in the Marine Services business in the United States, charges corresponding to impairments of non-current assets impacted adjusted operating income by an additional -€128.3 million, of which -€41.5 million was related to the restructuring of Veolia Environmental Services operations in the Calabria region in Italy.
Adjusted operating income also includes capital gains on industrial and financial asset divestitures of €85.3 million in 2011 compared to re-presented €117.8 million in capital gains for the same period in 2010.

The adjusted operating income margin fell from 6.6% for the year ended December 31, 2010 to 5.7% for the same period in 2011.

Net finance costs fell from €758.9 million in 2010 to €748.4 million in 2011. Average net financial debt decreased from €15.6 billion as of December 31, 2010 to €14.6 billion as of December 31, 2011.

This variation in net finance costs was impacted by the decrease in average net financial debt and by the rise in the financing rate (defined as the ratio of net finance costs, excluding fair value adjustments to instruments not qualifying for hedge accounting, to average monthly net financial debt for the period, including the net finance costs related to discontinued operations) from 5.09% in 2010 to 5.39% in 2011, primarily due to:
•	the increase in average low-yield cash investments (cost of carry);
•	the increase in short-term rates on the floating-rate portion of the debt; and
•	the cost of buying back the 2013 U.S. dollar bond issue.

Taxes
Veolia Environnement decided not to recognize any deferred tax assets in excess of the amount of deferred tax liabilities as of December 31, 2011 in respect of the French tax group and therefore recorded an impairment to the opening balance in the amount of €86.9 million in this respect.
Veolia Environnement reviewed its tax projections for the U.S. tax group as of December 31, 2011, taking account of the planned changes in scope for the U.S. tax group and reduced its deferred tax assets in the amount of €137.6 million.
The income tax expense for the year ended December 31, 2011 is €314.5 million, excluding the write-down of the deferred tax assets of the France tax group and the impact of planned changes in U.S. operations.
The income tax rate for the year ended December 31, 2011 is 37.2% after adjustment for one-off items which include:
•	goodwill impairment of €504.8 million;
•	non-current asset impairments in Italy of €193.1 million,
•	the write-down of the net deferred tax asset position of the French tax group of €86.9 million,
•	and the impact of planned changes in U.S. operations of -€137.6 million.

The share of net income of associates decreased from €18.0 million in the year ended December 31, 2010 to €12.3 million in the year ended December 31, 2011.

Net income from discontinued operations fell from €29.3 million for the year ended December 31, 2010 to a net loss of €2.4 million for the year ended December 31, 2011.
This line item mainly comprises the following amounts in the year ended December 31, 2011:
•	the gain on disposal of German activities in the Energy Services division sold in May and August 2011;
•	the gain on disposal of Norwegian activities in the Environmental Services division sold in March 2011;
•	the gain on disposal of “Proxiserve” household assistance services sold in December 2011;
•	the reclassification of the net income and expenses of Citelum urban lighting activities in the Energy Services division, in the course of divestiture;
•
the reclassification of Veolia Transport net income and expenses to “Net income from discontinued operations” for the period January 1 to March 3, 2011 and the recognition of a gain on disposal of €429.8 million as of March 3; 2011 in connection with the Veolia Transdev combination;

•
the reclassification of Veolia Transdev net income and expenses to “Net income from discontinued operations” for the period March 3 to December 31, 2011 and the recognition of an impairment charge of -€440.0 million in connection with the planned withdrawal from Veolia Transdev announced on December 6, 2011.  This impairment charge is the result of a downturn in the performance of the subsidiary and a decrease in implicit market transaction valuation multiples in this sector. The value adjustment is also based on non-binding offers received and takes into account the uncertainty related to legal proceedings in progress relative to SNCM.

Key operational figures for Veolia Transport in 2010 and Veolia Transdev in 2011 are described below:

(in € millions)	Veolia Transdev Year Ended December 31, 2011(*)	Veolia Transport Year ended December 31, 2010 (**)
Revenue	4,259.0	5,822.0
Adjusted operating cash flow	173.0	319.9
Operating income	-449.0	106.5
Of which: Fair value adjustment s of December 31, 2011	-440.0
Capital gains and losses on disposal, net of fair value adjustments	443.0	-29.3
Of which: Capital gain recognized on March 3, 2011	429.8
Net income	-55.7	12.4
(*) Veolia Transport for the period January 1, 2011 to March 3, 2011 + Veolia Transdev (50% Group share) for the period March 3, 2011 to December 31, 2011

(**) including contribution of discontinued operations in United Kingdom for the year ended December 31, 2010.

The new entity Veolia Transdev benefited from indexing clauses and the growth of urban contacts in France (beginning of the Besançon contract and the start-up of the Reims tram); new contract wins and the full-year impact of contracts won last year outside France, particularly in North America (Phoenix contract started in 2010 and the York Southwest contract in Canada), Germany (full-year impact of S-Bahn Bremen rail contract and bus contract in Frankfurt, Oltholstein, Rhode and Sinsheim) and Australia (start-up of the Joondalup contract in 2011 and growth of the activities in Perth and New South Wales).

Adjusted operating cash flow and operating income were affected by increases in the cost of fuel, strikes at the beginning of the year (particularly at SNCM and in rail activities in Germany) and a number of one-off costs relating to the Veolia Transdev combination.

Net income attributable to non-controlling interests was €173.2 million for the year ended December 31, 2011, compared to €290.5 million for the year ended December 31, 2010. This variation in net income attributable to non-controlling interests is mainly due to EDF’s share of impairments recorded in the Energy Services division in Southern Europe compared to EDF’s share in capital gains on the divestiture of Dalkia Usti in 2010.

Adjusted net income attributable to owners of the Company was €289.8 million for the year ended December 31, 2011, compared to €474.0 million for the year ended December 31, 2010, re-presented for discontinued activities.

The net loss attributable to owners of the Company was €489.8 million for the year ended December 31, 2011, compared to a re-presented net income of €558.5 million in 2010.

Given the weighted average number of shares outstanding of 496.3 million in 2011 (basic and diluted) and 481.9 million in 2010 (basic and diluted), earnings per share attributable to owners of the Company (basic and diluted) was -€0.99 in 2011, compared to €1.16 in 2010. Adjusted net income per share attributable to owners of the Company (basic and diluted) was €0.58 in 2011, compared to re-presented €0.98 in 2010.

CASH FLOWS : NET FINANCIAL DEBT AT €14.7 BILLION

Operating cash flow before changes in working capital totaled €3,352.9 million in 2011, including adjusted operating cash flow of €3,152.3 million (compared to re-presented €3,314.6 million in 2010), operating cash flow from financing activities of €8.6 million (compared to re-presented -€14.1 million in 2010) and operating cash flow from discontinued operations of €192.0 million (compared to re-presented €418.3 million in 2010).

The variation in working capital requirements negatively affected net cash from operating activities by €41 million for the year ended December 31, 2011.

These resources, together with the repayment of operating financial assets (€441 million) entirely covered financing requirements, i.e., in addition to interest expense and taxes, payment of the 2010 dividend, all maintenance investments (€1,094 million), growth investments (€2,040 million) net of financial and industrial divestments (€1,544 million), and contributed to free cash flow of €438 million, versus €409 million for the year ending December 31, 2010.

The change in free cash flow for the year ended December 31, 2011 versus the same period in 2010 reflects:
•	a reduction in operating cash flow before changes in working capital, related to the evolution in operations and the impact of divestitures,
•	control over maintenance-related investments in 2011 and a selective growth investment policy (acquisition of SPEC, waste-to-energy facilities in the United Kingdom, etc.),
•	a €1 billion divestiture program to which must be added the impact of the Veolia Transdev combination which reduced the Company’s net financial debt by €550 million,
•	relative stability of the working capital requirements between 2010 and 2011,
•	a larger percentage of the dividend paid in shares in 2011 compared to 2010: 86% of the dividend was paid in cash in 2010 compared to only 35% in 2011.

Net financial debt amounted to €14,730 million at December 31, 2011 compared to €15,218 million at December 31, 2010 after an unfavorable foreign exchange effect of €64 million and the reclassification into assets and liabilities held for sale of external financing and net cash of Veolia Transdev in the amount of €205 million.

The ratio of net financial debt/(operating cash flow before changes in working capital + repayment of operating financial assets) was 3.88x at December 31, 2011 vs. 3.67x at December 31, 2010.

AFTER-TAX RETURN ON CAPITAL EMPLOYED

The Company’s after-tax return on capital employed (ROCE) is as follows:

	Net income from operations (€ million)	Average capital employed	ROCE after tax
2011	1,057.3	17,134.8	6.2%
2010	1,332.3	16,755.6	8.0%

The decrease in the return on capital employed between 2011 and 2010 was due to the downturn in operational performance in 2011, which was particularly marked in Southern Europe, and to a lesser extent the impact of divestitures.

DIVIDEND

The Board of Directors will propose at the Annual General Shareholders Meeting to be held on May 16, 2012 a dividend for the 2011 fiscal year of €0.70 per share, payable in cash or shares of Veolia Environnement.  These new shares will be issued without a discount at a price equivalent to the average opening price on the Euronext Paris of the shares over the twenty trading days prior to the day of the Annual General Shareholders Meeting, less the amount of the dividend. The ex-dividend date has been set at May 22, 2012.  The period during which shareholders may choose the option of the payment of dividend in cash or in shares will begin on May 22, 2012 and end June 6, 2012.  The 2011 dividend will be paid in cash or in shares, in either case from June 18, 2012.

OBJECTIVES AND OUTLOOK

For the period 2012-2013, Veolia Environnement’s objective is to sell €5 billion in assets, reduce its net financial debt below €12 billion, reduce gross operating costs by €220 million and net operating costs by €120 million (in 2013) and pay a dividend in 2012 and 2013 of €0.70 per share, in respect of fiscal years 2011 and 2012.

After 2013, the Company aims, mid-cycle, for organic revenue growth of over 3% per year, growth in adjusted operating cash flow of over 5% per year, a net debt leverage ratio (net financial debt/(operating cash flow before changes in working capital + repayments on operating financial assets) of 3.0x4 and a return to a dividend payout ratio in line with the Company’s historical average.

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the uncertainty related to the implementation of the company’s new strategy, including the completion of the program of divestments and the effective reduction of costs; the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate, modify or renew under less favorable conditions some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risks related to customary provisions of divesture transactions, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

The review of results by auditors is still in progress.

Analyst and institutional investor contact: Ronald Wasylec +33 1 71 75 12 23

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.finance.veolia.com

_____________________
4 ±5%

APPENDIX

RESULTS BY DIVISION
Water

Revenue (€ million)
Year ended December 31, 2011	Year ended December 31, 2010 re-presented	% Change 2011/2010	Of which internal growth	Of which external growth	Of which currency impact
12,617.1	12,250.3	3.0%	1.2%	1.9%	-0.1%

The increase in Water division revenue at constant consolidation scope and exchange rates is mainly due to the good level of activity in Europe, particularly in Germany and Central and Eastern Europe, as well as good performance in Asia.

•
External growth in revenue in the Water division in 2011 is mainly attributable to the acquisition of certain assets from United Utilities in the United Kingdom and Central and Eastern Europe in November 2010.

•
Revenue from Operations increased 3.6% (1.4% at constant consolidation scope and exchange rates). In France, revenue declined 2.3%, mainly due to the impact of contractual negotiations (in particular the new contract with “Syndicat des Eaux d’Ile de France” (SEDIF)) and to a lesser extent the ongoing decline in volumes sold compared to 2010 (-1.0% in 2011 compared to 2010); these two impacts were partially offset by a favorable price effect tied to movements in indices. Outside France, revenue increased 7.2% (+3.7% at constant consolidation scope and exchange rates). In Europe, growth of 12.9% (+6.2% at constant consolidation scope and exchange rates) includes the favorable contribution of activities in Germany and the good performance recorded in Central and Eastern Europe (very favorable price impact in a context of lower volumes sold). Revenue in the Asia-Pacific region rose 2.9% (stable at constant consolidation scope and exchange rates). Revenue increased in China, due to growth in volumes and the continuation of the tariff increase process (particularly in Shenzhen) and despite the decline in construction revenue. In the rest of Asia, the surge in activity in Japan following the earthquake in March 2011 offset the downturn in Australia due to the completion of construction work on the desalination and recycled water production plant and the end of the Adelaide contact.

•
Technology and Network revenue increased 1.5% (+0.6% at constant consolidation scope and exchange rates) despite the completion of Middle East desalination contracts in the Design and Build sector. This activity benefited from the launch of construction work on the Hong Kong sludge incinerator and the net recovery in industrial client activities reflected by an increase in bookings.

ANALYSIS OF WATER DIVISION PERFORMANCE

(€ million)	Year ended December 31, 2011	Year ended December 31, 2010 re-presented	% change at current exchange rates	% change at constant exchange rates
Adjusted operating cash flow	1,462.4	1,525.6	-4.1%	-4.2%
Adjusted operating cash flow margin	11.6%	12.5%
Adjusted operating income	971.7	1,045.7	-7.1%	-7.3%
Adjusted operating income margin	7.7%	8.5%

Adjusted operating cash flow decreased 4.1% (-4.2% at constant exchange rates) to €1,462.4 million for the year ended December 31, 2011, compared to re-presented €1,525.6 million for the year ended December 31, 2010.

The adjusted operating cash flow margin (ratio of adjusted operating cash flow to revenue) fell from re-presented 12.5% for the year ended December 31, 2010 to 11.6% for the same period in 2011, penalized by both a fall in the margin on construction activities and downward pressure on margins on the renewal of contracts in France.

For Operations activities, adjusted operating cash flow declined 2.3% at current and constant exchange rates. In France, the decline in adjusted operating cash flow was due to the negative effects of contractual erosion, in a context of declining volumes sold compared to 2010 attributable to weather conditions in the summer of 2011. Outside France, adjusted operating cash flow benefited from activity growth in Asia and Central and Eastern Europe, but also reflects the negative impact of increased asset maintenance costs in the United Kingdom.
Finally, the adjusted operating cash flow of the Technologies and Network business declined in line with the increase in competitive pressure on pipe replacement activities in France. This fall was partially offset by the recovery in industrial activities.
The impact of the Efficiency Plan was €126 million in 2011.

Adjusted operating income decreased 7.1% (-7.3% at constant exchange rates) to €971.7 million for the year ended December 31, 2011, compared to re-presented €1,045.7 million for the year ended December 31, 2010. In addition to the decrease in adjusted operating cash flow, the Water division’s adjusted operating income was negatively impacted by the decrease in capital gains on divestitures, which were particularly favorable in 2010 (-€43.3 million difference) and the impairment of non-current assets in Southern Europe and North Africa in the amount of €33 million as of December 31, 2011.

Accordingly, the adjusted operating income margin (adjusted operating income / revenue) fell from re-presented 8.5% in 2010 to 7.7% in 2011.

Environmental Services

Revenue (€ million)
Year ended December 31, 2011	Year ended December 31, 2010 re-presented	% Change 2011/2010	Of which internal growth	Of which external growth	Of which currency impact
9,740.2	9,337.8	4.3%	4.9%	-0.4%	-0.2%

The 4.9% organic growth in Environmental Services division revenue reflects the increase in the price of recycled raw materials for €174 million (primarily in France and Germany) and the improvement in activity levels, particularly for the treatment of industrial non-hazardous and hazardous waste, but with a slower growth rate in the second half of the year. The fourth quarter of 2011 faced an unfavorable base effect given high paper and cardboard prices and activity levels that were already rising for these treatment and service businesses in the prior year quarter.
•
In France, revenue increased 3.9% (+5.2% at constant consolidation scope) under the combined effect of recycled raw material prices that remained high (paper/cardboard and metals), net commercial gains and an increase in hazardous waste and landfill activities.

•
Outside France, revenue grew 4.5% (+4.9% at constant consolidation scope and exchange rates). Revenue in Germany increased 9.5% (+6.4% at constant consolidation scope) benefiting from higher paper and cardboard prices and the good contribution of activities in the commercial and industrial sector. Municipal waste collection activities continued to experience strong competitive pressure. Revenue in the United Kingdom increased 5.4% (+6.7% at constant consolidation scope and exchange rates), in line with progress on integrated contracts and a better asset utilization rate, and despite the economic environment which remains difficult and is weighing on other division activities. North America revenue declined 4.6% (but was stable at constant consolidation scope and exchange rates), as the increase in hazardous waste treatment activities and the resistance of solid waste activities was penalized by the fall in the fleet utilization rate in the Gulf of Mexico in the first half of the year in the Marine Services business. In the Asia-Pacific region, revenue growth of 9.2% (+3.7% at constant consolidation scope and exchange rates) benefited from an increase in industrial services activities, driven by the mining industry and commercial waste collection in Australia.

ANALYSIS OF ENVIRONMENTAL SERVICES DIVISION PERFORMANCE

(€ million)	Year ended December 31, 2011	Year ended December 31, 2010 re-presented	% change at current exchange rates	% change at constant exchange rates
Adjusted operating cash flow	1,197.3	1,271.8	-5.9%	-5.6%
Adjusted operating cash flow margin	12.3%	13.6%
Adjusted operating income	508.3	584.5	-13.0%	-13.3%
Adjusted operating income margin	5.2%	6.3%

Adjusted operating cash flow decreased 5.9% (-5.6% at constant exchange rates) to €1,197.3 million for the year ended December 31, 2011 compared to re-presented €1,271.8 million for the year ended December 31, 2010.

The decrease in adjusted operating cash flow and adjusted operating income in 2011 was mainly due to:
•
Veolia Environmental Services operational and commercial difficulties in Calabria, Italy which led the company to bring legal proceedings against the client followed by the automatic termination of the contract;

•	operational difficulties at Marine Services in the Gulf of Mexico, with in particular a fall in asset utilization rates;
•	the consequences of the notification of the early termination of the Alexandria contract (Egypt);
•	an unfavorable movement in fuel prices, only partially passed on to customers;
despite:
•	a favorable recycled raw material price effect in 2011, particularly in the first six months;
•	growth in hazardous waste activities in France and the United States;
•	the ramp-up of integrated contracts in the United Kingdom;
•	the benefit of the Efficiency Plan (€61 million).

The adjusted operating cash flow margin decreased from re-presented 13.6% in the year ended December 31, 2010 to 12.3% in the year ended December 31, 2011.

Adjusted operating income declined 13.0% (-13.3% at constant exchange rates) to €508.3 million for the year ended December 31, 2011, compared to re-presented €584.5 million for the year ended December 31, 2010.
In addition to the decrease in adjusted operating cash flow, the fall in adjusted operating income also reflects the impact of the Veolia Environmental Services restructuring in Calabria which led to the recognition of asset impairments in adjusted net operating income of €41.5 million in the fourth quarter of 2011 and the negative impact of changes in discount rates used at December 31 each year to calculate site remediation provisions in the amount of -€33 million compared to December 31, 2010.

The adjusted operating income margin fell from re-presented 6.3% in the year ended December 31, 2010 to 5.2% in the year ended December 31, 2011.

Energy Services

Revenue (€ million)
Year ended December 31, 2011	Year ended December 31, 2010 re-presented	% Change 2011/2010	Of which internal growth	Of which external growth	Of which currency impact
7,290.0	7,176.1	1.6%	-0.5%	2.2%	-0.1%

Energy Services division revenue grew 1.6% (down 0.5% at constant consolidation scope and exchange rates) due to the positive impact of energy prices (approximately €265 million compared to 2010) which offset the negative impact of less favorable weather conditions across the whole of Europe in 2011 compared to 2010 (-€285 million compared to 2010).

•	In France, revenue rose 3.0% (+2.4% at constant consolidation scope), driven by the increase in the average fuel basket prices in weather conditions considerably less favorable than in 2010.

•
Outside France, revenue remained stable (down 3.2% at constant consolidation scope and exchange rates). Continental European countries reported growth of 4.3% , due in particular to the acquisition of the Warsaw district heating network in the last quarter of 2011. At constant consolidation scope and exchange rates, revenue fell 5.4%: the increase in the price of heat and electricity in 2011 compared to 2010 was offset by the impact of unfavorable weather conditions, and the lower electric capacity revenue and subsidies received on the sale of cogenerated energy which varied between countries (Czech Republic, Poland, Hungry, Estonia). In addition, activities in Southern Europe were penalized by commercial and operating difficulties and the discontinuation of photovoltaic field installation activities.

•
External revenue growth in the Energy Services division in 2011 is attributable to the reorganization of activities in the Czech Republic in 2010 and the acquisition of the Warsaw district heating network in October 2011.

ANALYSIS OF ENERGY SERVICES DIVISION PERFORMANCE

(€ million)	Year ended December 31, 2011	Year ended December 31, 2010 re-presented	% change at current exchange rates	% change at constant exchange rates
Adjusted operating cash flow	597.6	658.0	-9.2%	-8.8%
Adjusted operating cash flow margin	8.2%	9.2%
Adjusted operating income	386.2	440.3	-12.3%	-12.1%
Adjusted operating income margin	5.3%	6.1%

Adjusted operating cash flow decreased 9.2% (-8.8% at constant exchange rates) to €597.6 million for the year ended December 31, 2011, compared to re-presented €658.0 million for the year ended December 31, 2010.
Energy Services division adjusted operating cash flow benefited in France from a favorable price impact which offset an unfavorable weather effect.
Outside France, the decline in adjusted operating cash flow reflected:
▪	unfavorable weather conditions compared to 2010, despite a positive energy price impact;
▪	operational and economic difficulties in Southern Europe and particularly Italy, and
▪	a fall in sales and electricity prices in Central Europe.
Adjusted operating cash flow benefited from a positive contribution from CO2 sales.
The impact of the Efficiency Plan was €72 million in 2011.

The adjusted operating cash flow margin decreased significantly from re-presented 9.2% in the year ended December 31, 2010 to 8.2% in the year ended December 31, 2011.

Adjusted operating income decreased 12.3% (-12.1% at constant exchange rates) to €386.2 million for the year ended December 31, 2011, compared to re-presented €440.3 million for the year ended December 31, 2010, with a lower contribution from capital gains on disposals than in 2010.

Overall, the adjusted operating income margin fell from re-presented 6.1% in the year ended December 31, 2010 to 5.3% in the year ended December 31, 2011.

Holding companies
Adjusted operating cash flow of holding companies changed from -€140.8 million in the year ended December 31, 2010 to -€105.0 million in the year ended December 31, 2011.
The decrease in these costs during the period was mainly due to a reduction in overhead and the mutualization of shared services.

Definitions

Definitions of indicators used in the press release:

“Operating cash flow before changes in working capital”, as presented in the Consolidated cash flow statement, is comprised of three components: operating cash flow from operating activities (referred to as “adjusted operating cash flow” and known in French as “capacité d’autofinancement opérationnelle”) consisting of operating income and expenses received and paid (“cash”), operating cash flow from financing activities including cash financial items relating to other financial income and expenses and operating cash flow from discontinued operations composed of cash operating and financial income and expense items classified in net income from discontinued operations pursuant to IFRS 5.

“Adjusted operating income” and “Adjusted net income attributable to owners of the Company” are equal to operating income and net income attributable to owners of the Company, respectively, adjusted to exclude the impact of goodwill impairment charges and certain special items.

Special items include items such as restructuring costs and gains and losses from asset disposals that substantially change the economics of one or more cash-generating units. For this purpose, we generally consider a disposal to have the potential to change the economics of one or more cash-generating units if the total consideration exceeds approximately €100 million based on enterprise value and before deducting non-controlling interests or adjusting for proportional consolidation. Items may qualify as “special” although they may have occurred in prior years or are likely to recur in following years. Other “special” items may be non-recurring, meaning that the nature of the relevant charge or gain is such that it is not reasonably likely to recur within two years, and there was not a similar charge or gain within the prior two years.

We believe that adjusted operating income and adjusted net income attributable to owners of the Company are useful measurement tools because they show the results of our operations excluding the impact of:

•
goodwill impairment charges, which we record when we determine that the value of a cash generating unit is less than its carrying value, and which differ from the other revenue and expense items used to determine operating income as they depend on management’s assessment of the future potential of a cash generating unit, rather than results of operations in the period in question,

•	“special” items, which relate to events or charges that we do not consider to be part of the normal income-generating potential of the business.

“Net finance costs” represent the cost of gross debt, including related gains and losses on interest rate and currency hedges, less income on cash and cash equivalents.

Net financial debt represents gross financial debt (non-current borrowings, current borrowings, bank overdrafts and other cash position items), net of cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt.

“The leverage ratio” is defined by the comparison between net financial debt at close and the sum of operating cash flows before changes in working capital and repayments from Operating Financial Assets.

Free Cash Flow represents cash generated (which is equal to the sum of operating cash flow before changes in working capital and principal payments on operating financial assets) net of the cash component of the following items: (i) changes in working capital from operations, (ii) operations involving equity (share capital movements, dividends paid and received), (iii) investments net of disposals (including the change in receivables and other financial assets), (iv) net financial interest paid and (v) tax paid.

The term “net investment”, as presented in the statement of change in net financial debt, includes capital expenditure net of industrial asset disposals (purchases of intangible assets and property, plant and equipment net of disposals), financial investment net of financial disposals (purchases of financial assets net of disposals, including the net debt of companies entering or leaving the scope of consolidation), partial purchases net of partial sales resulting from transactions with non-controlling interests that do not result in a gain or loss of control, new operating financial assets and principal payments on operating financial assets. The net investment concept also takes into account issues of share capital subscribed by minority interests.
The Group considers growth investments, which generate additional cash flows, separately from maintenance-related investments, which reflect the replacement of equipment and installations used by the Group.

The return on capital employed (ROCE) is defined by the ratio of:

o
net income from operations after tax, plus the share of net income from associates, less net operational income, after tax, from operating financial assets (return on operating financial assets net of tax allocated to this activity), to

o	average capital employed during the year,
o	capital employed excludes operating financial assets and net income from operations excludes the related income.

The term “internal growth” (or “at constant exchange rates and consolidation scope”) includes growth resulting from:
o	the expansion of an existing contract, primarily resulting from an increase in prices and/or volumes distributed or processed;
o	new contracts; and/or
o	the acquisition of operating assets allocated to a particular contract or project

The term “external growth” includes growth through acquisitions (performed in the period or which had only partial effect in the prior period), net of divestitures, of entities and/or assets deployed in different markets and/or containing a portfolio of more than one contract.

The term “change at constant exchange rates” refers to changes resulting from the application of the prior period’s exchange rates to the current period, all other things being equal.

Consolidated Statement of Financial Position

Assets

(€ million)	As of December 31,			As of January 1,
	2011	2010(1)	2009(1)	2009(1)
Goodwill	5,795.9	6,840.2	6,624.6	6,723.3
Concession intangible assets	4,629.1	4,164.6	3,624.8	3,637.7
Other intangible assets	1,280.8	1,505.8	1,437.8	1,535.2
Property, plant and equipment	8,488.3	9,703.3	9,379.2	9,423.4
Investments in associates	325.2	311.7	268.5	311.6
Non-consolidated investments	106.3	130.7	174.6	202.8
Non-current operating financial assets	5,088.3	5,255.3	5,275.2	5,298.9
Non–current derivative instruments - Assets	742.8	621.1	431.9	508.4
Other non-current financial assets	736.5	773.1	753.9	817.3
Deferred tax assets	1,263.9	1,749.6	1,588.0	1,552.2
Non-current assets	28,457.1	31,055.4	29,558.5	30,010.8
Inventories and work-in-progress	1,020.8	1,130.6	978.0	1,013.1
Operating receivables	11,427.6	12,488.7	12,241.3	13,093.2
Current operating financial assets	357.0	373.3	376.6	452.3
Other current financial assets	114.6	132.3	217.7	321.4
Current derivative instruments – Assets	48.1	34.6	45.6	142.8
Cash and cash equivalents	5,723.9	5,406.8	5,614.4	3,849.6
Assets classified as held for sale	3,256.5	805.6	722.6	203.0
Current assets	21,948.5	20,371.9	20,196.2	19,075.4
TOTAL ASSETS	50,405.6	51,427.3	49,754.7	49,086.2
(1)
Amounts as of December 31, 2010, December 31, 2009 and January 1, 2009 re-presented pursuant to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors – See Note 1 to the Consolidated Financial Statements.

Equity and liabilities

(€ million)	As of December 31,			As of January 1,
	2011	2010 (1)	2009 (1)	2009(1)
Share capital	2,598.2	2,495.6	2,468.2	2,362.9
Additional paid-in capital	9,796.2	9,514.9	9,433.2	9,197.5
Reserves and retained earnings attributable to owners of the Company	(5,324.7)	(4,134.6)	(4,504.0)	(4,599.1)
Total equity attributable to owners of the Company	7,069.7	7,875.9	7,397.4	6,961.3
Total equity attributable to non-controlling interests	2,765.4	2,928.5	2,670.1	2,530.5
Equity	9,835.1	10,804.4	10,067.5	9,491.8
Non-current provisions	2,077.1	2,313.9	2,291.1	2,160.2
Non-current borrowings	16,706.7	17,896.1	17,647.3	17,063.9
Non–current derivative instruments – Liabilities	215.4	195.1	139.3	159.9
Deferred tax liabilities	1,891.1	2,101.4	1,951.2	1,936.0
Non-current liabilities	20,890.3	22,506.5	22,028.9	21,320.0
Operating payables	12,598.6	13,773.9	13,076.9	13,591.8
Current provisions	604.8	689.9	749.2	773.1
Current borrowings	3,942.3	2,827.1	2,983.1	3,219.7
Current derivative instruments – Liabilities	81.5	51.7	84.8	125.9
Bank overdrafts and other cash position items	440.2	387.0	454.9	465.7
Liabilities directly associated with assets classified as held for sale	2,012.8	386.8	309.4	98.2
Current liabilities	19,680.2	18,116.4	17,658.3	18,274.4
TOTAL EQUITY AND LIABILITIES	50,405.6	51,427.3	49,754.7	49,086.2
(1)
Amounts as of December 31, 2010, December 31, 2009 and January 1, 2009 re-presented pursuant to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors - See Note 1 to the Consolidated Financial Statements.

Consolidated Income Statement

(€ million)	Year ended December 31,
	2011(²)	2010(2) (3)	2009 (1)(2) (3)
Revenue	29,647.3	28,764.2	27,847.7
o/w Revenue from operating financial assets	383.7	380.9	375.6
Cost of sales	(24,919.0)	(23,255.0)	(22,677.9)
Selling costs	(595.1)	(574.8)	(539.9)
General and administrative expenses	(3,176.0)	(3,139.5)	(3,021.1)
Other operating revenue and expenses	60.0	187.2	180.1
Operating income	1,017.2	1,982.1	1,788.9
Finance costs	(861.5)	(851.6)	(817.5)
Income from cash and cash equivalents	113.1	92.7	92.1
Other financial income and expenses	(56.3)	(102.5)	(83.2)
Income tax expense	(539.0)	(319.0)	(197.8)
Share of net income of associates	12.3	18.0	8.7
Net income (loss) from continuing operations	(314.2)	819.7	791.2
Net income (loss) from discontinued operations	(2.4)	29.3	25.6
Net income (loss) for the year	(316.6)	849.0	816.8
Attributable to owners of the Company	(489.8)	558.5	559.0
Attributable to non-controlling interests	173.2	290.5	257.8
(in euros)
NET INCOME (LOSS) ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE (4)
Diluted	(0.99)	1.16	1.18
Basic	(0.99)	1.16	1.18
NET INCOME (LOSS) FROM CONTINUING OPERATIONS ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE (4)
Diluted	(0.97)	1.07	1.15
Basic	(0.97)	1.07	1.15
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE (4)
Diluted	(0.02)	0.09	0.03
Basic	(0.02)	0.09	0.03
(1)
In 2009, as part of ongoing efficiency measures, the Group reclassified certain expenses from cost of sales to selling costs and general and administrative expense. These reclassifications had no impact on operating income (see Note 20, Operating income).

(2)	In accordance with IFRS 5, Non-current assets held for sale and discontinued operations, the Income Statements of:
– the whole Transportation business, in the process of divestiture (see Note 4)
- Water activities in the Netherlands, divested in December 2010 and Environmental Services activities in Norway, divested in March 2011;
– German operations in the Energy Services division, partially divested in May 2011,
– household assistance services (Proxiserve) held jointly by the Water and Energy Services divisions, divested in December 2011,
– urban lighting activities (Citelum) in the Energy Services division, are presented in a separate line, Net income from discontinued operations, for the years ended December 31, 2011, 2010 and 2009.

Furthermore, as the divestiture process for Water activities in Gabon and Pinellas incineration activities in the United States was interrupted in the first and second semesters of 2011 respectively, these activities are no longer presented in Net income from discontinued operations.

(3)	Amounts as of December 31, 2010 and December 31, 2009 re-presented pursuant to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.
(4)	The weighted average number of shares outstanding at December 31, 2011 is 496.3 million (basic and diluted).

Consolidated Cash Flow Statement

(€ million)	Year ended December 31,
	2011	2010 (2)	2009 (1) (2)
Net income (loss) for the year	(316.6)	849.0	816.8
Operating depreciation, amortization, provisions and impairment losses	2,842.5	1,884.2	1,869.1
Financial amortization and impairment losses	5.6	18.6	7.2
Gains/losses on disposal	(592.4)	(277.2)	(306.1)
Share of net income of associates	(13.4)	(18.4)	0.9
Dividends received	(4.9)	(6.9)	(8.7)
Finance costs and finance income	796.1	811.2	792.0
Income tax expense	558.3	362.4	319.1
Other items	77.7	95.8	69.1
Operating cash flow before changes in working capital	3,352.9	3,718.7	3,559.4
Changes in working capital	(40.7)	105.8	450.4
Income taxes paid	(368.2)	(367.9)	(408.5)
Net cash from operating activities	2,944.0	3,456.6	3,601.3
Including Net cash from operating activities of discontinued operations	187.8	365.3	416.3
Industrial investments	(2,258.3)	(2,083.7)	(2,104.8)
Proceeds on disposal of intangible assets and property, plant and equipment	168.9	205.2	258.7
Purchases of investments	(372.1)	(426.3)	(177.9)
Proceeds on disposal of financial assets	1,286.9	498.6	522.3
Operating financial assets
- New operating financial assets	(363.5)	(489.1)	(483.1)
- Principal payments on operating financial assets	441.0	424.1	455.2
Dividends received	12.4	12.9	14.8
New non-current loans granted	(160.3)	(59.8)	(43.8)
Principal payments on non-current loans	110.5	31.8	65.8
Net decrease/increase in current loans	(3.1)	69.1	140.9
Net cash used in investing activities	(1,137.6)	(1,817.2)	(1,351.9)
Including Net cash used in investing activities of discontinued operations	878.1	(170.2)	17.7
Net increase/decrease in current borrowings	(534.5)	(938.2)	(1,323.9)
New non-current borrowings and other debts	745.1	537.6	3,301.2
Principal payments on non-current borrowings and other debts	(315.0)	(148.8)	(1,514.8)

Proceeds on issue of shares	2.5	128.8	157.1
Share capital reduction
Transactions with non-controlling interests: partial purchases and sales	24.4	91.8	50.9
Purchases of/proceeds from treasury shares	2.2	7.9	4.9
Dividends paid	(547.0)	(735.6)	(434.0)
Interest paid	(753.6)	(821.9)	(729.8)
Net cash used in financing activities	(1,375.9)	(1,878.4)	(488.4)
Including Net cash used (provided) in financing activities of discontinued operations	(19.5)	(4.2)	(138.6)
NET CASH AT THE BEGINNING OF THE YEAR	5,019.8	5,159.5	3,383.9
Effect of foreign exchange rate changes and other	(166.6)	99.3	14.6
NET CASH AT THE END OF THE YEAR	5,283.7	5,019.8	5,159.5
Cash and cash equivalents	5,723.9	5,406.8	5,614.4
Bank overdrafts and other cash position items	440.2	387.0	454.9
NET CASH AT THE END OF THE YEAR	5,283.7	5,019.8	5,159.5
(1)	Figures for the year ended December 31, 2009 have been adjusted for the application of the amendments to IAS 7 as follows:

-  replacement costs are now included in Net cash from operating activities: the impact of this reclassification between “Operating depreciation, amortization, provisions and impairment losses” in cash flows from operating activities and “Industrial investments” in investing activities is -€360.9 million in the year ended December 31, 2009;

- transactions with non-controlling interests without a change in control are now recorded in cash flows from financing activities: the impact of this reclassification between “Proceeds on disposals of financial assets” in investing flows and “Transactions with non–controlling interests: partial purchases and sales” in financing flows is €50.9 million in the year ended December 31, 2009.

(2)	2010 and 2009 amounts re-presented pursuant to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors..

PRESENTATION OF 2011 ANNUAL RESULTS

By

Antoine FREROT
(Chairman & Chief Executive Officer)

and

Pierre-François RIOLACCI
(Chief Financial Officer)

at 9:15 a.m. (CET)

To dial by telephone:

+33 (0)1 70 77 09 27 (French)

+44 - 20 3367 9453 (English)

The presentation can be found online on the site

http://www.finance.veolia.com Thursday March 1, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  March 1, 2012

VEOLIA ENVIRONNEMENT By: /s/ Olivier Orsini
Name: Olivier Orsini Title: Secretary General